MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(In U.S. dollars and in accordance with U.S. GAAP)

The following discussion and analysis explains trends in our financial condition and results of operations for the three and six month periods ended September 24, 2010, compared with the corresponding periods in the previous Fiscal Year.  This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.  You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report and with our Annual Report for the Fiscal Year ended March 26, 2010.

Overview

Zarlink designs mixed-signal semiconductor products for a range of communications and medical applications.  Mixed-signal integrated circuits (“ICs”) combine both analog and digital circuits on a single semiconductor chip.

Our core capabilities are in communication network timing and synchronization, line circuits, telecom networking, and ultra low-power wireless communications. Zarlink has shipped more than 1 billion chips to date, and offers over 700 active products to its global customers. Our highly integrated ICs, chipsets, system-on-chip (“SoC”) and module solutions address performance, power, cost and design concerns for telecom and medical equipment manufacturers, and system integrators.  For more information, visit www.zarlink.com.

On May 14, 2010, we sold substantially all of the assets and business of our Optical Products group to Tyco Electronics Corporation.  This sale is in line with our strategy to focus on key growth initiatives in the communications and medical markets.  Income received from our Optical Products group during the first quarter of Fiscal 2011 is reflected herein as income from discontinued operations.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries, in which we operate, and our beliefs and assumptions. We use words such as anticipate, expect, estimate, believe, and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

•	Our dependence on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner;

•	Our ability to integrate any businesses, technologies, product lines or services that we have or will acquire;

•
Our dependence on foundry suppliers for wafers and third-party subcontractors for the manufacture of our products, and our vulnerability to their capacity constraints during times of increasing demand for semiconductor products or service interruptions;

•	Our dependence on revenue generation from our legacy products in order to fund development of our new products;

•	Our dependence on a limited number of customers for a substantial portion of our revenues;

•	Our limited visibility of demand in our end markets, and the industry practice whereby our customers may cancel and/or defer orders on short notice;

•	Our global growth is subject to a number of economic risks, including a further deterioration in financial markets and confidence in major economies;

•	We are a relatively small company with limited resources compared to some of our current and potential competitors;

•	We have experienced operating losses in several prior Fiscal Years, and may not be able to maintain current profitability;

•	Our ability to attract and retain key employees;

•	Significant fluctuations in foreign exchange rates may adversely impact our results of operations;

•	Risks inherent in our international operations;

•
Failure to protect our intellectual property or infringing on patents and proprietary rights of third parties could have a material adverse effect on our business, financial condition and results of operations;

•	Our substantial amount of indebtedness could adversely affect our financial position; and

•	Other factors referenced in our Annual Report on Form 20-F for the Fiscal Year ended March 26, 2010.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTH PERIODS ENDED SEPTEMBER 24, 2010

Summary of Results from Operations	Three Months Ended		Six Months Ended
(in thousands of U.S. dollars, except per share amounts)	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

Revenue:	$59,892	$49,766	$118,556	$99,421

Income from continuing operations	7,219	708	11,607	126
Income from discontinued operations	-	12	5,868	78
Net income	$7,219	$720	$17,475	$204

Income (loss) per common share from continuing operations:
Basic	$0.06	$0.00	$0.09	$(0.01)
Diluted	$0.05	$0.00	$0.08	$(0.01)

Income (loss) per common share from discontinued operations:
Basic	-	$0.00	$0.05	$0.00
Diluted	-	$0.00	$0.04	$0.00

Net income (loss) per common share:
Basic	$0.06	$0.00	$0.13	$(0.01)
Diluted	$0.05	$0.00	$0.12	$(0.01)

Weighted average common shares outstanding (in thousands):
Basic	121,132	122,426	121,026	122,426
Diluted	153,642	123,510	153,043	122,426

Our revenue in the second quarter of Fiscal 2011 was $59.9 million, up 20% from revenue of $49.8 million in the second quarter of Fiscal 2010.  The revenue increase in the second quarter of Fiscal 2011, as compared to the same period of the previous year, is the result of increased sales volume from our Communication Products group.  Continuing from the fourth quarter of Fiscal 2010 and the first quarter of Fiscal 2011, we have seen strong demand for our line circuit and timing products within our Communication Products group.   The revenue growth in these products was partially offset by lower sales from our Medical Products group, where general market softness and medical device manufacturers’ inventory adjustments has continued to negatively impact sales of our medical telemetry products in comparison to the same period of Fiscal 2010.  Within all our product groups, we continue to see the gradual shift in product sales from our legacy products towards our new products. We consider our legacy products to be items on which we spend little R&D effort to maintain, and our new products to be those for which we have concentrated our recent R&D spending to develop. We view our new products as the source of future revenue growth and anticipate that revenue from our legacy products will continue to decline.

Revenue in the six months ended September 24, 2010, was $118.6 million, up 19% from revenue of $99.4 million in the corresponding period of Fiscal 2010.  Consistent with Fiscal 2011 second quarter results discussed above, the revenue in the first half of Fiscal 2011 has been positively impacted by increased demand for our line circuit and timing products within our Communication Products group, offset by declines in our Medical Products group.

We use opening 90-day backlog as one indicator of future revenue. Our 90-day backlog is defined as orders received from customers with a delivery date requested within 90-days.  In the fourth quarter of Fiscal 2010, and the first quarter of Fiscal 2011 we experienced an increase in order activity, contributing to an increase in backlog. This increase was in part due to industry-wide capacity constraints, creating longer lead times for product. As a result of these increasing lead times we realized revenue of $59.9 million in the second quarter Fiscal 2011, which was less than the second quarter Fiscal 2011 opening backlog of $64 million. We have resolved some of these capacity issues, and are continuing to work with our suppliers. Accordingly, we anticipate lead times to decrease in the third quarter of Fiscal 2011. Our opening backlog at the start of the third quarter of Fiscal 2011 was $54 million, compared to second quarter Fiscal 2011 opening backlog of $64 million. This decrease in backlog is in part due to the resolution of some capacity constraints as noted above, and the resulting decrease in lead times. Accordingly, we anticipate revenue in the third quarter of Fiscal 2011 will be greater than opening backlog of $54 million.

We recorded net income of $7.2 million, or $0.05 per diluted share, in the second quarter of Fiscal 2011.  This compares to net income of $0.7 million, or break even per share, in the same period of Fiscal 2010. This growth in net income in the second quarter of Fiscal 2011 was driven primarily by increased revenues from the comparable quarter of Fiscal 2010, offset by higher costs in research and development, for continued investment in our new products.  The lower net income in the second quarter of Fiscal 2010 was also attributable to a foreign exchange loss of $3.0 million, as well as supply chain harmonization costs of $0.9 million.  Supply chain harmonization costs include costs incurred in transferring production within our foundry suppliers, in order to consolidate our supply chain and achieve increased economies of scale.

Net income for the first half of Fiscal 2011 was $17.5 million, as compared to $0.2 million for the same period in Fiscal 2010. Net income in the first half of Fiscal 2011 is primarily the result of $14.2 million operating income, combined with $5.9 million income from discontinued operations, and $2.0 million net interest expense.  Included in operating income was a $1.9 million loss on the final settlement of our defined benefit pension plan in Sweden.  The income in the first half of Fiscal 2010 was negatively impacted by foreign exchange losses of $6.9 million and contract impairment of $0.8 million.  Foreign exchange losses in the first half of Fiscal 2010 were mainly due to the impact of the weakening U.S. dollar on our convertible debentures which are denominated in Canadian dollars.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows (in thousands):

	Three Months Ended				Six Months Ended
	Sept. 24, 2010	% of Total	Sept. 25, 2009	% of Total	Sept. 24, 2010	% of Total	Sept. 25, 2009	% of Total

Revenue:
Asia/Pacific	$36,946	62%	$27,345	55%	$72,386	61%	$54,423	55%
Europe	13,554	22	12,495	25	27,269	23	25,528	26
United States	8,771	15	9,267	19	17,775	15	18,148	18
Canada	105	0	213	0	139	0	592	0
Other Regions	516	1	446	1	987	1	730	1
Total	$59,892	100%	$49,766	100%	$118,556	100%	$99,421	100%

Asia/Pacific

Asia/Pacific revenue in the second quarter of Fiscal 2011 was $36.9 million, up 35% compared with revenue in the same period of Fiscal 2010.  The increase was driven primarily by higher Communication Products revenue, partially offset by decreased revenue from Medical Products and Custom and Other, with each contributing 37%, (1%), and (1%) to the change, respectively.  The increase in revenue in this area, particularly China, is mainly due to increased demand for line circuit products within our Communication Products group.

Asia/Pacific revenue for the six months ended September 24, 2010 was up 33% from the comparable period in Fiscal 2010.  Consistent with Fiscal 2011 second quarter results discussed above, this increase was due to higher Communication Products revenue, offset by decreased revenues from Medical Products and Custom and Other, each contributing 35%, (1%), and (1%) to the change, respectively.

Europe

European revenue increased by 8% in the second quarter of Fiscal 2011 as compared to the same period of Fiscal 2010.  The increase was driven primarily by higher Communication Products and Medical Products revenue, offset by decreased revenue from Custom and Other, with each contributing 9%, 1% and (2%) to the change, respectively.

European revenue for the six months ended September 24, 2010, was $27.3 million, up 7% from the same period in Fiscal 2010.  Increased revenue from Communication Products was offset by decreased Medical Products and Custom and Other revenues, with each contributing 11%, (3%), and (1%) to the change, respectively.

United States

Revenue from customers in the United States decreased by 5% to $8.8 million, during the second quarter of Fiscal 2011 as compared to the same quarter of Fiscal 2010.  A decrease in product shipments from Medical Products and Custom and Other was offset by increased revenue from Communication Products, with each contributing (8%), (11%) and 14% to the change, respectively.

Revenue from customers in the United States decreased by 2% to $17.8 million, for the six month period ended September 24, 2010, as compared to the same period in Fiscal 2010. The decrease was due to lower product revenues from Medical Products and Custom and Other, offset by increased revenues from Communication Products, with each contributing (9%), (6%) and 13% to the change, respectively.

Canada

Revenue from customers in Canada decreased by 51% to $0.1 million during the second quarter of Fiscal 2011 as compared to the same quarter of Fiscal 2010.  The decrease in the second quarter was due to decreased product shipments of Communication Products and Custom and Other, with each contributing (20%) and (31%) to the change, respectively.

Revenue from customers in Canada decreased by 77% to $0.1 million for the six months ended September 24, 2010, as compared to the same period in Fiscal 2010.  This was due to decreased product shipments of Medical, Communication Products and Custom and Other, with each contributing (39%), (11%) and (27%) to the change, respectively.

Other Regions

For the second quarter of Fiscal 2011, revenue from customers in other regions increased by 16% to $0.5 million as compared to the second quarter of Fiscal 2010, mainly due to higher Communication Products revenue.

Revenues from customers in other regions increased by 35% for the six month period ended September 24, 2010, as compared to the same period in Fiscal 2010.  The increase was primarily due to higher revenues from Communication Products partially offset by decreased product shipments of Custom and Other, with each contributing 45% and (10%) to the change, respectively.

REVENUE BY PRODUCT GROUP

	Three Months Ended				Six Months Ended
(in thousands)	Sept. 24, 2010	% of Total	Sept. 25, 2009	% of Total	Sept. 24, 2010	% of Total	Sept. 25, 2009	% of Total

Revenue:
Communication Products	$46,821	78%	$34,196	69%	$91,466	77%	$66,844	67%
Medical Products	6,967	12	7,799	16	13,547	12	16,783	17
Custom and Other	6,104	10	7,771	15	13,543	11	15,794	16
Total	$59,892	100%	$49,766	100%	$118,556	100%	$99,421	100%

Communication Products

Communication Products revenue increased by $12.6 million or 37% in the second quarter of Fiscal 2011 when compared to the same period in Fiscal 2010.  The increase is due to higher sales of line circuit products and timing and synchronization products, partially offset by decreased revenue from voice processing products, each contributing 25%, 13%, and (1%) to the change, respectively.  We have seen continued growth in demand for our timing products, due to an increasing number of customers designing our timing products into global wireless network upgrade projects.  Fiber network deployments taking place in Asia have contributed to the increased demand for our line circuit products.

Revenue from this product group for the six months ended September 24, 2010 was $91.5 million, an increase of $24.6 million or 37% over the same period in the prior year. Consistent with Fiscal 2011 second quarter results discussed above, this was mainly due to an increase in line circuit products and timing and synchronization products revenue as well as telecom networking products revenue, each contributing 21%, 15%, and 1% to the change, respectively.

Medical Products

Our Medical Products revenue decreased by 11% in the second quarter of Fiscal 2011 compared to the same period in Fiscal 2010.  The decrease is due to reduced volumes of our legacy audiologic medical products, partially offset by increased volumes of medical telemetry products, each contributing (18%) and 7% to the change in revenue respectively.  The decline in revenue of our legacy medical products has been more rapid than the increase resulting from our new medical telemetry products.  We anticipate some short term revenue softness as our customers adopt our new medical telemetry platform and adjust their inventory levels.  We do not expect this softness will continue in the long term.

Medical Products revenue through six months of Fiscal 2011 decreased 19% when compared to the same period in the prior year, due to a decrease in legacy audiologic medical devices and medical telemetry products, each contributing (15%) and (4%) to the percentage change in revenue, respectively. The decrease in sales of Medical Products was due mainly to continued general market softness by end-customers, as hospitals slowed spending for heart rhythm devices, as well as a longer than anticipated process for FDA qualification approvals for a customer specific product.

Custom and Other

For the three and six month periods ended September 24, 2010 Custom and Other revenue was down 21% and 14%, respectively, when compared to the same period in Fiscal 2010. The decrease is mainly due to lower product shipments of communication application specific integrated circuits (“ASIC”) products. As major customers of these products have made last time buy orders during the past twelve months and these orders are nearing completion. We expect the decline in Custom and Other revenue to continue in the third quarter of Fiscal 2011, as well as the foreseeable future.

GROSS MARGIN

	Three Months Ended		Six Months Ended
(in thousands)	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

Gross Margin	$30,401	$24,984	$60,250	$49,703

As a percentage of revenue	51%	50%	51%	50%

Gross margin in the three month period ended September 24, 2010, was 51%, an increase of one percentage point as compared to the same period in Fiscal 2010. Our margins may fluctuate slightly from period to period as a result of the changes in sales volume from our different products, which we refer to as a change in product mix. The change in gross margin in the second quarter of Fiscal 2011 is mainly a result of increased production efficiencies, offset by the negative effects of a change in product mix.  We have seen a quick uptake in customer demand for our new line circuit products, which has helped increase revenue but has also led to some margin pressure. As part of the new product introduction process, we anticipate that programs in place with our foundry partners will increase the proportion of properly performing line circuit devices on each wafer, which we refer to as “yield”. As production yield for these new products improves, we anticipate gross margin will increase. Additionally, during the second quarter of Fiscal 2010, we incurred $0.9 million of supply chain harmonization costs that were included in costs of goods sold.  Supply chain harmonization costs include costs incurred in transferring production within our foundry suppliers, in order to consolidate our supply chain and achieve increased economies of scale.

Gross margin in the six month period ended September 24, 2010 increased by 1% to 51% compared to the same period in Fiscal 2010.  During the first half of Fiscal 2011 we incurred $0.3 million of supply chain harmonization costs that were included in costs of goods sold.  In comparison, during the first half of Fiscal 2010, we incurred $2.0 million of supply chain harmonization costs that were included in costs of goods sold.  Partially offsetting these savings were changes in product mix that had a slightly negative effect on gross margin percentage in the first half of Fiscal 2011 relative to Fiscal 2010.

OPERATING EXPENSES

Research and Development

	Three Months Ended		Six Months Ended
(in thousands)	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

R&D expenses – gross	$11,046	$9,561	$22,086	$19,627
Less: NRE and government assistance	(364)	(192)	(839)	(2,031)
R&D expenses	$10,682	$9,369	$21,247	$17,596

As a percentage of revenue	18%	19%	18%	18%

Net R&D expenses increased by 14%, or $1.3 million, in the second quarter of Fiscal 2011 compared to the same period in Fiscal 2010.  The increase is due mainly to higher material costs and incremental employee compensation costs.  The increase in material and employee costs in R&D relates to higher costs of completion for some of our R&D projects.  Also contributing to the increase in costs during the quarter was the weaker U.S. dollar relative to other currencies. A significant portion of our R&D is performed in locations outside the U.S., primarily in Canada, the United Kingdom and Sweden, causing higher R&D costs on conversion to a weaker U.S. dollar.

For the six months ended September 24, 2010, net R&D expenses were $3.7 million higher than in the comparable period of Fiscal 2010.  The increase is due partially to lower reimbursements of non-recurring engineering (“NRE”) costs in the first half of Fiscal 2011, compared to the same period of the previous Fiscal year.  In Fiscal 2010, NRE costs included the final reimbursements related to the TPC agreement of $0.7 million.  Additionally, other factors contributing to the increased net R&D expenses during the first six months of Fiscal 2011 were the weaker U.S. dollar, higher compensation costs and higher material costs, as discussed above.

For custom designs, we receive NRE reimbursements, which are recorded as recoveries of R&D expenditures. These NRE reimbursements are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.

Our R&D activities focused on the following areas:
•	Ultra low-power integrated circuits and modules supporting short-range wireless communications for implantable medical devices and associated monitoring and programming equipment;

•	Timing products that support the delivery of time-sensitive services over packet-based networks;

•	Line circuit products for enterprise and residential equipment that enables carrier-class voice services over cable and broadband networks.

Selling and Administrative

	Three Months Ended		Six Months Ended
(in thousands)	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

S&A Expenses	$9,575	$9,489	$19,708	$19,102

As a percentage of revenue	16%	19%	17%	19%

S&A expenses were $9.6 million in the second quarter of Fiscal 2011, up $0.1 million or 1% from the comparable period last year.  Many of our S&A expenses are incurred in currencies other than the U.S. dollar, particularly the Canadian dollar, British pound, Swedish krona, and the euro.  Therefore the weakness of the U.S. dollar in the second quarter of Fiscal 2011 as compared to the same period of the previous year has resulted in increased S&A costs.

S&A expenses for the six months ended September 24, 2010 were up 3% compared to the same period in Fiscal 2010.  Consistent with second quarter discussions above, the increase in S&A expenses in the first half of Fiscal 2011 compared to the same period of Fiscal 2010 was due mainly to U.S. dollar weakness. Additionally, included in S&A expenses during the first half of Fiscal 2011 were incremental employee compensation charges due partially to higher sales costs attributable to higher sales volume.

Amortization of Intangible Assets

During the three and six month periods ended September 24, 2010, and September 25, 2009, we recorded amortization on intangible assets of $1.7 million and $3.5 million in each period, respectively. These costs are related to our acquisition of Legerity.

Loss on Pension Settlement

During the first quarter of Fiscal 2011 we made a final settlement of our defined benefit plan in Sweden by transferring the liability effective June 1, 2010 to Alecta Pensionsförsäkring.  In accordance with guidance contained in the Retirement Benefits Topic of the FASB ASC, we recorded a $1.9 million loss on pension settlement in the first quarter of Fiscal 2011.  The amount payable on transfer was $14.6 million (113.4 million Swedish krona) plus applicable taxes, which was paid from restricted cash in the second quarter of Fiscal 2011. There is no further liability under this plan.

Contract Impairment

During the three and six month periods ended September 24, 2010, we recorded contract impairments of $Nil, as compared to $Nil and $0.8 million in the same periods of Fiscal 2010, respectively.  The costs incurred in the first quarter of Fiscal 2010 relate primarily to the contract impairment on leased space at our Austin, Texas, U.S. facility, and was due to headcount reductions associated with our restructuring announced in the fourth quarter of Fiscal 2009 as a result of the economic downturn.

Recovery of Current Asset

In Fiscal 2008, we sold our Swindon foundry to MHS. At the time of sale, we agreed to prepay the purchase of certain wafers from MHS under a WSA and enter into a TSA under which we recorded a receivable balance. These items were recorded in current assets.  In conjunction with this sale, we obtained two legal charges against the buildings sold to MHS.   In January 2009, we were advised that MHS would be ceasing wafer supply to Zarlink from its Swindon analog foundry.  In February 2009, MHS was placed into administration.  Consequently, in the third quarter of Fiscal 2009, as the likelihood of recovery of amounts receivable from MHS diminished, we recorded an impairment of $3.0 million consisting of the remaining prepaid expense of $2.2 million and the balance of the receivable of $0.8 million.  During the second quarter of Fiscal 2010, we received $0.8 million relating to the prepaid expense from the MHS administrator and have, therefore, recorded a recovery in the period.  In connection with this receipt, we no longer hold legal charges against the buildings previously sold to MHS.  During the second quarter of Fiscal 2011, we received an additional $0.3 million and recorded a recovery in the period. As the receipt of any further amounts from the MHS administrator remains uncertain, no additional recoveries have been recorded.  However, discussions with the administrator indicate that there is the possibility of a nominal additional disbursement which is anticipated to occur in the next calendar year.

Stock Compensation Expense

Stock compensation expense was recorded as follows (in thousands):

	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009
Selling and administrative	$281	$266	$534	$564
Research and development	80	42	149	89
Cost of revenue	19	17	37	35
	$380	$325	$720	$688

At September 24, 2010, total unrecognized compensation cost related to non-vested awards was $2.1 million, and the weighted average period over which this expense is expected to be recognized is approximately two years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, share prices, option prices, share price volatility, forfeitures, the risk-free interest rate, and expected option lives.

NON-OPERATING INCOME AND EXPENSE

Loss on Repurchase of Convertible Debentures

In July 2009, we completed a formal issuer bid, resulting in the repurchase of $18,000 (Cdn $21,000) principal amount of the convertible debentures for a total of $13,000 (Cdn $15,000).  We expensed $0.3 million of costs related to the formal issuer bid, resulting in a loss on repurchase of $0.3 million, in the second quarter of Fiscal 2010.

Interest Income

Interest income for the three and six months ended September 24, 2010 was $72,000 and $102,000, as compared to $43,000 and $88,000 for the comparable periods in Fiscal 2010. The increase was primarily due to larger cash balances and marginally higher interest rates.

Interest Expense

Interest expense for the three and six months ended September 24, 2010 was $1.0 million and $2.0 million, as compared to $1.0 million and $1.9 million for the comparable periods in Fiscal 2010.  The convertible debentures pay interest in Canadian dollars. The weaker U.S. dollar in the first half of Fiscal 2011, relative to the same period in Fiscal 2010, resulted in higher interest expense when converted to U.S. dollars.

Amortization of Debt Issue Costs

We incurred approximately $3.7 million in transactions costs relating to the issuance of our convertible debentures during the second quarter of Fiscal 2008.  These costs have been capitalized, are included in other assets and are being amortized over five years, which is the term of the convertible debentures. Amortization costs for the three and six months ended September 24, 2010 were $161,000 and $321,000 respectively, in line with $160,000 and $320,000 for the same periods in Fiscal 2010.

Foreign Exchange Gain (Loss)

In the second quarter of Fiscal 2011 we recorded a foreign exchange loss of $0.1 million. In the six months ended September 24, 2010 we recorded a foreign exchange gain of $0.4 million. For the same periods in Fiscal 2010 foreign exchange losses were $3.0 million and $6.9 million, respectively. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, according to period-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the period-end market rates.  This revaluation will result in us incurring non-cash foreign currency gains or losses. In Fiscal 2011 we increased our Canadian dollar cash balance in order to partially mitigate this foreign currency exposure. At the end of the second quarter we held Cdn $36 million cash (March 26, 2010 – Cdn $7 million). At September 24, 2010, taking into account only our convertible debentures, a five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $3.5 million on our earnings in a given Fiscal period.

Income Tax Recovery (Expense)

We recorded income tax expense of $0.3 million in the second quarter of Fiscal 2011, which related primarily to a $0.8 million draw down of deferred tax assets in the Company’s foreign tax jurisdictions, offset by a $0.5 million tax benefit for losses realized in the quarter used to offset the gain on sale of the Optical Assets. In the corresponding period in Fiscal 2010, we had an income tax expense of $46,000 relating primarily to taxes payable in foreign jurisdictions.

We recorded income tax expense of $769,000 for the six months ended September 24, 2010, as compared to a $64,000 tax expense for the six months ended September 25, 2009. The tax expense in the first six months of Fiscal 2011 relates to a $2.0 million draw down of foreign deferred tax assets in the Company’s foreign tax jurisdictions, offset by $1.2 million in tax savings realized on losses used to offset the gain on discontinued operations on the sale of the Optical Assets.  The tax expense in the first six months of Fiscal 2010 relates primarily to taxes payable in foreign tax jurisdictions.

During the first quarter of Fiscal 2011, we recorded a $1.5 million tax expense relating to the gain on sale of our Optical Assets included in discontinued operations. Offsetting this tax expense booked in discontinued operations, we recorded in continuing operations $0.5 million and $1.3 million current tax benefit in the three and six months ended September 24, 2011, respectively, relating to operating losses in Sweden.  Based on our current forecast, we expect to record the remaining $0.2 million in tax benefits during the remainder of Fiscal 2011. This benefit has been recorded as a deferred tax liability and will be recognized as these losses are incurred throughout the remainder of Fiscal 2011.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of September 24, 2010, of $240.2 million (March 26, 2010 - $238.8 million). The change relates to movements in temporary timing differences, the utilization of losses in certain foreign jurisdictions and differences relating to changes in the foreign exchange rates between our local tax reporting currencies and our functional currency.

We continue to pursue the closure of outstanding audit issues with various governments. The settlement of any UTPs during a Fiscal Year will result in either the tax payment or derecognition of the UTPs. Based on the information currently available, we expect that the unrecognized tax benefits will decrease by approximately $0.2 million in the next twelve months due to the closing of audits for open tax years.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable.  When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

DISCONTINUED OPERATIONS

On May 14, 2010, we completed the sale of the business, and substantially all of the assets comprising the Optical Products group to Tyco Electronics Corporation, for $15.0 million.  The sale resulted in a gain of $6.5 million, net of tax, during the first quarter of Fiscal 2011.

The carrying amounts at closing of the Optical Assets included in the sale were (in thousands):

May 14, 2010

Inventory	$2,975
Fixed assets	2,102
Intangible assets	345
Other	94
$5,516

The following table shows the results of the Optical Assets which are included in discontinued operations (in thousands):

	Three Months Ended		Six Months Ended
	Sept. 24, 2010	Sept. 25, 2009	Sept. 24, 2010	Sept. 25, 2009

Revenue	$-	$3,830	$726	$7,783

Operating income (loss) from discontinued operations	-	12	(650)	78
Gain on disposal, net of tax of $1,463	-	-	6,518	-
Income from discontinued operations	$-	$12	$5,868	$78

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at September 24, 2010 was cash and cash equivalents totaling $109.7 million (March 26, 2010 - $74.4 million). We believe that our existing cash and cash equivalents, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, common share repurchases, preferred share dividend payments and repurchases, and other cash outflows for the foreseeable future.

Subsequent to the end of the second quarter of Fiscal 2011, we sold land and buildings in Järfälla Sweden for $16.1 million.  This sale increased our cash reserves by $13.9 million on closing, with further consideration due in future periods.  See also the Subsequent Event section for additional disclosure concerning the sale of the land and buildings in Sweden.

Operating Activities

Cash generated from operating activities during the six months ended September 24, 2010 was $9.8 million, as compared to cash generated of $12.2 million in the same period of Fiscal 2010. Cash flows from operating activities decreased by $2.4 million between the periods mainly due to the payment on settlement of the Swedish pension plan of $14.6 million, partially offset by increased operating income of $4.7 million. Included in net income in the first half of Fiscal 2011 were non-cash charges, which are adjusted to arrive at operating cash flows and included a loss on pension settlement of $1.9 million, amortization of $3.8 million, and depreciation of $1.5 million. During the six months ended September 24, 2010, our non-cash working capital decreased by $3.0 million, thereby increasing cash.  Our non-cash working capital changed mainly due to the following:

•	A decrease in accounts and other receivables of $10.5 million, related primarily to timing of shipments and receipts during the period.

Partially offset by:

•	A decrease in payables and other accrued liabilities of $4.5 million, related primarily to the payment of employee-related payables; and

•	An increase in inventories of $2.5 million, due to the build up of inventory in order to mitigate supply constraint issues and to the timing of shipments within the period.

In comparison, our non-cash working capital increased by $1.7 million during the first six months of Fiscal 2010, thereby reducing cash, mainly as a result of the following:

•	An increase in inventories of $2.5 million, driven primarily by the purchase of inventory relating to last time buy’s from certain of our vendors; and

•	A decrease in payables and other accrued liabilities of $1.9 million, driven mainly by the payment of liabilities under the provisions for exit activities.

Partially offset by:

•	An increase in deferred credits of $1.9 million, driven by the prepayment made by one vendor for a last time buy order; and

•	A decrease in accounts and other receivables of $1.1 million, related primarily to timing of shipments and payments during the period.

Investing Activities

Cash provided by investing activities during the six months ended September 24, 2010 was $27.5 million, which included the following:

•	The receipt of $14.7 million from restricted cash, used to settle and pay our Swedish defined benefit pension plan obligation;

•	Proceeds from the sale of the Optical Products business, net of transaction and other costs, of $13.5 million; and

•	Proceeds from disposal of fixed assets of $0.7 million.

Partially offset by:

•	Expenditures for fixed assets of $1.5 million.

In comparison, cash used in investing activities during the six months ended September 25, 2009 was $1.0 million, resulting from cash outlays for fixed assets during the period.

Financing Activities

Cash used in financing activities during the six months ended September 24, 2010, was $2.0 million.  The decrease in cash resulted primarily from the following:

•	Payment of dividends on preferred shares of $0.9 million;

•	Repurchase of preferred shares of $0.8 million; and

•	Repurchase of common shares of $0.7 million.

Partially offset by:

•	Cash received on employee exercise of stock options of $0.5 million.

In comparison, cash used in financing activities during the six months ended September 25, 2009 was $1.7 million.  The decrease in cash resulted primarily from the following:

•	Payment of dividends on preferred shares of $0.9 million; and

•	Repurchase of preferred shares of $0.7 million.

We repurchased 371,300 shares for a total consideration of $0.7 million during the three and six months ended September 24, 2010, under our current common share buy-back program. There were no common share repurchases during the three and six months ended September 25, 2009.  Any purchases made under the current common share buyback program will be made at the prevailing market price through the facilities of the TSX. The current share buyback program allows us to purchase up to 11,874,330 common shares, or about 10% of the public float as of May 31, 2010. The bid does not commit us to make any share repurchases.  We may repurchase such common shares using available cash during a 12-month period from June 7, 2010 to June 6, 2011. The timing and exact number of common shares purchased under the bid will be at our discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased under the bid will be cancelled.

The conditions attaching to our preferred shares entitle their holders to receive a quarterly dividend of $0.48 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $0.9 million in dividends in the remainder of Fiscal 2011. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $24.36 (Cdn$25.00) per share plus costs of purchase. During the second quarter of Fiscal 2011, we repurchased only 200 preferred shares as the price was higher than $24.36 (Cdn$25.00). If the market price of the shares is below $24.36 (Cdn$25.00), we expect to make reasonable efforts to repurchase an additional 72,000 of preferred shares in the remainder of Fiscal 2011.

In addition to our cash and cash equivalents, we have credit facilities of $1.5 million (Cdn $1.5 million) available for letters of credit. As at September 24, 2010, we had used $0.6 million of our credit facilities, accordingly, we had $0.9 million of unused facilities available for letters of credit.  The outstanding letters of credit related to our SERP.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business.  We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations.

On a limited basis, we have indemnified customers against combinations of loss, expense, or liability, arising from various triggering events related to the sale and use of our products.  We have not accrued any liabilities related to such indemnification obligations in the consolidated financial statements.  Additionally, we carry insurance to help mitigate against the financial impact of such claims or obligations.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. There have been no changes in our critical accounting estimates included in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the Fiscal Year ended March 26, 2010.

CONTRACTUAL OBLIGATIONS

Due to the settlement of the Swedish pension plan during the first quarter of Fiscal 2011, there has been a significant decrease to the benefit payments under defined benefit pension plans included in Item 5F – Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Commitments of our Annual Report on Form 20-F for the Fiscal Year ended March 26, 2010.  The amount of benefit payments under defined benefit pension plans is now $0.1 million annually, for the next five Fiscal Years.  There were no other significant changes to the Company’s contractual obligations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2010, the FASB issued ASU 2010-17, to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  The amendments in this ASU will be effective prospectively for milestones achieved in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software – Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This ASU provides amendments to the criteria in the Revenue Recognition – Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

SUBSEQUENT EVENT

On September 29, 2010, we completed the sale of our Järfälla, Sweden campus to a company affiliated with the Stendörren group.  The purchase price for the Järfälla land and buildings was $16.1 million (110.0 million Swedish krona). Under the terms of the purchase agreement, we received $13.9 million (95.0 million Swedish krona) in cash on closing, and a term note for $2.2 million (15.0 million Swedish krona). The term note is payable in principal and interest payments of $0.4 million (3.0 million Swedish krona) per year for 5 years. The purchase agreement provides that we may receive an additional purchase price cash payment of up to $1.5 million (10.0 million Swedish krona) five years after the closing date dependent on the revenues earned by the buyer under the tenant leases. The amount and timing of the gain to be recognized under US GAAP is subject to continuing involvement rules in accordance with section ASC 360 Property, Plant and Equipment.  At September 24, 2010, the assets sold were included within Fixed Assets in the balance sheet, and had a net book value of approximately $1.8 million. We have not yet completed the analysis of the accounting treatment, which when finalized could result in deferring the gain recognition beyond Fiscal 2011.  Zarlink’s Medical Products Group research and development team will remain as one of the tenants at the Järfälla campus under a market rate lease for 10 years.

CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act) during the three months ended September 24, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

COMMON SHARES OUTSTANDING

As at October 28, 2010, there were 121,519,617 common shares of Zarlink Semiconductor Inc., no par value, issued and 120,819617 outstanding.